

May 3, 2013

<u>Via E-mail</u>
Mr. Jonathan Block
General Counsel
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, CA 91748

      Re: **Hot Topic, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed April 24, 2013
             File No. 000-28784

Dear Mr. Block:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 in our letter dated April 20, 2013. Please tell us supplementally, with a view toward revised disclosure, (i) whether the initial meeting between Sycamore's managing partner and Ms. Harper was pre-arranged, (ii) whether there was any understanding between Sycamore and Ms. Harper during the time that she was engaged in the negotiations, and (iii) when did Sycamore know that it would seek to maintain Ms. Harper in her position as CEO and director and to agree with her to roll over her equity into the new holding company. Also, we note your reference to a transaction committee in connection to the time at which Ms. Harper suspended her role in the negotiations of the transaction with Sycamore: please describe the formation of the committee, its members, and its duties and authority.

Other Considerations, page 44

2.   We note your response to comment 12 in our letter dated April 20, 2013, and we partially reissue the comment. Please provide a narrative and quantitative description of the fees paid or to be paid to any affiliates of Guggenheim Securities in connection with the various services described in the first full paragraph on page 46. If such information is not available or would require unreasonable effort or expense to obtain, please revise your disclosure to provide a narrative description of the fees paid or to be paid and an explanation of the reasons why such additional information is unavailable.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Please contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 with any questions.

                            Sincerely,

                            /s/ David Link for

                            John Reynolds
                            Assistant Director